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                              EXHIBIT "H"




                                      FOR:   Biovail Corporation International
                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:


    *BIOVAIL CONFIRMS $15 MILLION ROYALTY PURCHASE IS ACCRETIVE TO EARNINGS*


     Toronto, Canada, March 5, 1998--- Biovail Corporation International (NYSE,TSE:BVF) today confirmed that the purchase of its royalty obligation to Galephar Puerto Rico Inc., Limited ("Galephar") will result in a substantial reduction in royalty expense and will be accretive to earnings by approximately $0.15 to $0.20 earnings per share.

     Biovail has paid $15 million to Galephar in full satisfaction of Biovail's royalty obligation related to the sales of Tiazac(R) and the Company's generic controlled release version of Cardizem CD in the United States and Canada.

     Biovail Corporation International is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.